Exhibit 99.1

News Release
TSX:K	NYSE:KGC

Kinross announces public equity offering
20.9 million shares at US$17.25 per share
Gross proceeds approximately US$360.5 million

Toronto, January 21, 2009 – Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross” or the “Company”) announced today that it has entered into an agreement with a syndicate of underwriters led by UBS Securities Canada Inc. for a bought deal public offering of 20.9 million common shares of Kinross at a price of US$17.25 per common share.  The Company has also granted to the underwriters an over-allotment option, exercisable for a period of 30 days from the date of closing of the offering, to purchase up to an additional 3,135,000 common shares at the offering price.

The gross proceeds of the offering will be approximately US$360.5 million (US$414.6 million if the over-allotment option is exercised in full).  The Company intends to use the net proceeds of the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

The common shares will be offered by way of a short form prospectus in all of the provinces of Canada and will be registered in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system, and may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.  A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective.  The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The offering is scheduled to close on or about February 5, 2009 and is subject to certain customary terms and conditions, including normal regulatory approvals, including the approval of the Toronto Stock Exchange.  A copy of the prospectus relating to the securities may be obtained in Canada from UBS Securities Canada Inc. at 161 Bay Street, Suite 4100, Toronto, Ontario M5J 2S1, or in the United States from UBS Securities LLC at 299 Park Avenue, New York, NY 10171.

Media contact:	Investor relations contacts:

Steve Mitchell Vice-President, Corporate Communications (416) 365-2726	Erwyn Naidoo Vice-President, Investor Relations (416) 365-2744 Lisa Doddridge Director, Investor Relations (416) 369-6480

KINROSS GOLD CORPORATION	40 King St. West. 52nd Floor Toronto, Ontario, Canada MSH 3Y2	TEL: 416-365-5123 FAX: 416-363-6622 TOLL FREE: 866-561-3636	www.kinross.com

Cautionary Statement on Forward-Looking Information

This press release contains forward-looking statements regarding the Company and its offering arrangements, including its expectations that the offering will be successfully completed consistent with the terms outlined above.  Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as market conditions, global political uncertainties, investor demand and the timing and final terms of such offering.  The Company disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.